Exhibit 99.110

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

mCloud Announces Closing of Amended

C$4 Million Non-Brokered Offering

VANCOUVER, July 16, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced that it has closed its previously announced $4 million non-brokered unit offering (the "Offering") on amended terms. The Company issued an aggregate of 1,095,890 units of the Company (each, a "Unit") at a revised price of C$3.65 per Unit, with each Unit consisting of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of C$4.75 per Warrant Share for a term of five years following the closing of the Offering.

The net proceeds of the Offering will be used for working capital and general corporate purposes.

The capitalization of the Company prior to and following the completion of the Offering is as set out in the table below.

	As at July 16, 2020 before giving effect to the Offering	As at July 16, 2020 after giving effect to the Offering
Common Shares	23,723,654	24,819,545
Warrants	5,357,121	5,905,066
Options	911,567	911,567
Restricted Stock Units	379,734	379,734
Convertible Debentures	234,575	234,575

The Units were offered by way of a shelf prospectus supplement dated July 13, 2020 filed pursuant to National Instrument 44-101 - Short Form Prospectus Distributions (the "Supplement"). Copies of the Supplement, and the amended and restated final short form base shelf prospectus of the Company dated April 28, 2020, are available on the Company's profile on SEDAR at www.sedar.com. The TSX Venture Exchange has conditionally approved the listing of the Common Shares.

The securities referenced herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Supplemental Information

The Company is including a pro-forma balance sheet as of July 16, 2020 in this release to satisfy certain NASDAQ listing requirements. The pro-forma financial information presented below should be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2019, and our unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2020, each of which are available at www.sedar.com. The pro-forma financial information presented below is not necessarily indicative of future results. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other risks and uncertainties, certain of which are beyond our control. These factors include those described below under the caption "Forward-Looking Information and Statements."

mCloud Technologies Corp. Consolidated Statements of Financial Position (Expressed in Canadian Dollars, unless otherwise noted)
	July-16	December-31
	2020	2019
	Proforma	Audited
	$	$
ASSETS
Current assets
Cash and cash equivalents	11,677,354	529,190
Trade and other receivables	8,636,247	6,562,069
Contract asset – current	294,016	—
Inventory	—	98,606
Prepaid expenses and deposits	1,321,524	740,406
Current portion of long-term receivables	501,416	2,907,806
Due from related party	32,464	—
Total current assets	22,463,021	10,838,077
Non-current assets
Trade and other receivables – NC	—	—
Contract asset – non-current	542,951
Prepaid expenses and deposits – NC	70,620	86,913
Long-term receivables	1,253,472	1,586,429
Right-of-use assets	3,592,680	4,206,808
Property and equipment	622,535	710,552
Intangible assets	29,266,510	23,671,089
Goodwill	18,758,975	18,758,975
Total non-current assets	54,107,743	49,020,766
Total assets	76,570,764	59,858,843
LIABILITIES AND EQUITY
Current liabilities

Bank indebtedness	52,278	1,471,805
Trade payables and accrued liabilities	9,781,994	8,837,367
Deferred revenue	2,241,111	1,138,281
Due to related party	828,424	799,038
Loans and borrowings	2,818,598	3,004,717
Warrant liabilities	745,278	725,086
Current portion of lease liabilities	115,032	720,457
Business acquisition payable	2,814,869	1,043,314
Total current liabilities	19,397,584	17,740,065
Non-current liabilities Convertible debentures	18,444,730	17,535,946
Lease liabilities	4,095,939	3,641,627
Loans and borrowings – NC	10,500,765	10,968,338
Lease inducement	—	—
Deferred income tax liability	4,599,021	3,854,614
Total liabilities	57,038,039	53,740,590
EQUITY Share capital	78,649,539	45,368,745
Contributed surplus	7,956,348	8,093,119
Accumulated other comprehensive income (loss)	(233,621)	363,250
Deficit	(68,565,989)	(49,631,099)
Equity attributable to shareholders	17,806,277	4,194,015
Non-controlling interest	1,726,448	1,924,238
TOTAL LIABILITIES AND EQUITY	76,570,764	59,858,843

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare™. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's Common Shares trade on the TSXV under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSXV under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward- looking information contained herein includes, but is not limited to, information related to the use of the net proceeds of the Offering, the final approval of the TSX Venture Exchange for the Offering and certain pro-forma financial information of mCloud outlined in the Company's balance sheet.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.